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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of: May, 2009	Commission File Number: 001-31728

MI DEVELOPMENTS INC.
(Exact name of Registrant as specified in its charter)

455 Magna Drive, Aurora, Ontario, Canada L4G 7A9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MI DEVELOPMENTS INC. (Registrant)
Date: May 14, 2009
	By:	/s/ RICHARD J. CROFTS Richard J. Crofts Executive Vice-President, Corporate Development, General Counsel and Secretary

 EXHIBITS

Exhibit 1	Management's discussion and analysis of results of operations and financial position for the three months ended March 31, 2009.
Exhibit 2	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer.
Exhibit 3	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer.

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SIGNATURES
EXHIBITS